Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The summary of the general terms and provisions of the capital stock of HMN Financial, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Certificate of Incorporation (the “Certificate”), and By-Laws (the “By-Laws,” and together with the Certificate, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Form 10-K filed with the Securities and Exchange Commission (the “SEC”). For additional information, please read the Company’s Charter Documents and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Capital Stock

The Company is authorized to issue up to 16,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 500,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). The Company’s Board of Directors (the “Board”) is authorized at any time and from time to time, subject to any limitations prescribed by law, to provide for the issuance of Preferred Stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix by resolution the designation, powers, preferences and rights of the shares of such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock.

Voting Rights

The holders of shares of the Common Stock are entitled to one vote per share for each share of Common Stock owned of record on all matters submitted to a vote of stockholders, subject to the restrictions on acquisitions of stock and related takeover defensive provisions set forth in the Charter Documents summarized below. All elections for board members are determined by a plurality of the votes cast, and except as otherwise required by law or as provided in the Certificate, all other matters are determined by a majority of the votes cast. The Common Stock does not have cumulative voting rights with respect to the election of board members.

Classified Board

Members of the Board are divided into three classes and serve staggered three-year terms. This means that approximately one-third of the directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the directors unless they are removed. Under the Certificate, directors can be removed from office, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. At least 80% of the outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provisions that are inconsistent with these provisions of the Certificate.

Dividend Rights

Subject to the rights of the holders of Preferred Stock and any other class or series having a preference as to dividends over the Common Stock then outstanding, the holders of the Common Stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board upon the terms and conditions provided by law and the Certificate and out of funds legally available therefor. The ability to pay dividends depends on the amount of dividends paid to the Company by Home Federal Savings Bank (the “Bank”), a wholly-owned subsidiary of the Company. As further described in Part I, Item 1 “Business” of the Form 10-K of which this Exhibit 4.2 is a part, the Company’s payment of dividends, and the Bank’s payment of dividends to the Company, are subject to government regulation, in that regulatory authorities may invoke their authority to prohibit banks and their holding companies from paying dividends for a number of reasons, including, for example, a determination that such payments would constitute an unsafe or unsound banking practice or a determination that such payments would reduce the amount of either entity’s capital below that necessary to meet minimum applicable regulatory capital requirements.

Liquidation Rights

In the event of the liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive, after payment or provision for payment of all of the Company’s debts and liabilities (including all deposits held by the Bank and accrued interest thereon) and after the distribution to certain eligible account holders who continue their deposit accounts at the Bank, all assets of the Company available for distribution, in cash or in kind. If the Company issues Preferred Stock, the holders thereof may have a priority interest over the holders of the Common Stock in the event of liquidation or dissolution.

Other Rights and Preferences

The Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. The absence of preemptive rights could result in a dilution of the interest of investors should additional capital stock be issued. Holders of Common Stock may not act by written consent in lieu of meeting.

Listing

The Common Stock is currently traded on the Nasdaq Stock Market under the symbol “HMNF.”

Potential Anti-Takeover Effects

Some provisions of the Charter Documents may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. This could limit the price that certain investors might be willing to pay in the future for the Common Stock.

Among other things, the Charter Documents:

●	allow the Company to issue Preferred Stock without any vote or further action by the Company’s stockholders;

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provide that the size of the Board may be increased or decreased only by a majority vote of the Board, and any vacancy occurring on the Board, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority of the directors then in office;

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provide that any holder of shares of Common Stock that beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the “Limit”) is permitted to cast a number of votes equal to (i) the total number of votes such person would be entitled to cast with respect to all Common Stock owned by such person, multiplied by (ii) a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit;

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require that amendments to the Certificate be approved by a majority vote of the Board and also by a majority of the outstanding shares of Common Stock; except that approval by at least 80% of the then-outstanding shares of voting stock of the Company, voting together as a single class, is generally required to approve amendments to certain provisions included in the Certificate, including provisions relating to number, classification, election and removal of directors; amendment of By-Laws; calling special stockholder meetings; offers to acquire, and acquisitions of, control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the Certificate;

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require that certain business combinations (as defined in the Certificate) between the Company (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (1) be approved by at least 80% of the total number of outstanding shares of Common Stock, voting as a single class, (2) be approved by a majority of the Company’s disinterested directors or (3) involve consideration per share of stock generally equal to that paid by such 10% stockholder when it acquired its block of stock;

●	eliminate the ability of stockholders to act by written consent without a meeting; and

●	allow the Company to specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings.

The Company is subject to provisions of Delaware law that could also delay or make more difficult a merger, tender offer or proxy contest involving the Company. In particular, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from such interested stockholder’s acquisition (together with affiliates or associates) of 15% of more of our voting stock unless the transaction meets certain conditions.

The possible issuance of Preferred Stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company’s Common Stock.

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